FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director Shareholding announcement made on 01 October 2004
	2.	Analyst Conference announcement made on 01 October 2004
	3.	Integration Update announcement made on 05 October 2004
	4.	Scrip Dividend announcement made on 07 October 2004
	5.	Director Shareholding announcement made on 08 October 2004
	6.	Director Shareholding announcement made on 13 October 2004
	7.	Blocklisting Interim Review announcement made on 18 October 2004
	8.	Capital Raising announcement made on 28 October 2004

Enclosure No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under The Royal Bank of Scotland Group plc Sharesave Scheme, Year 2001 grant.

7. Number of shares / amount of stock acquired

710

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£13.64

13. Date of transaction

1 October 2004

14. Date company informed

1 October 2004

15. Total holding following this notification

58,321

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

201,301

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

1 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

The Royal Bank of Scotland Group plc (RBS) - Analyst Conference

RBS will be holding a conference for analysts on Monday 4th October at 10:30am. The focus for the conference will be the Retail Direct division.

There will be an archived webcast of the presentation available from the 5th October at www.rbs.co.uk/ir.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.co.uk

For further information:

Richard O'Connor

Head of Investor Relations

+44 (0) 20 7672 1758

investor.relations@rbs.co.uk

Enclosure No. 3

The Royal Bank of Scotland Group plc ("RBS") - Integration Update

Sir Fred Goodwin, Group Chief Executive, today presented at the Merrill Lynch Banking and Insurance conference in London. As part of his presentation, Sir Fred provided an update on progress on integrating recent acquisitions, and confirmed that:-

  The integrations of Churchill Insurance Group plc and First Active plc are fully on track. In addition, the migrations of the information technology platforms of the People's Bank credit card portfolio and Bank Von Ernst, acquired in March 2004 and December 2003 respectively, on to the equivalent RBS IT platforms, are now complete.
  The acquisition of Charter One Inc completed on 1 September 2004, ahead of schedule. The balance sheet repositioning of Charter One to reduce interest rate risk has been implemented, in line with the plans outlined at the time of the announcement of the acquisition. Management transition has been completed and the integration is underway.

For further enquiries, please contact: -

Head of Investor Relations

Richard O'Connor

Tel: +44 (0) 20 7672 1758

Head of Group Communications

Carolyn McAdam

Tel: +44 (0) 131 523 2055

Enclosure No. 4

The Royal Bank of Scotland Group plc
Scrip Dividend

19,769,212 new ordinary shares of 25 pence each will expect to be listed on 8 October 2004 as fully paid up under the Company's Scrip Dividend Scheme.  These new shares will rank pari passu in all respects with the existing shares of the Company. Application has been made to the UK Listing Authority and the London Stock Exchange for the new shares to be admitted to the Official List.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and a copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London  E14 5HS

Tel: 0207 676 1000

Enclosure No. 5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.70

13. Date of transaction

7 October 2004

14. Date company informed

7 October 2004

15. Total holding following this notification

64,794

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

46

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

58,367

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs Helen Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

41

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

58,408

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir George Ross Mathewson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

6

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

248,003

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

2,654

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

250,657

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Lady Mathewson

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

159

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

250,816

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Iain Samuel Robertson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

1,456

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

129,632

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Eileen Alison Russell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

35

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

6,304

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self & spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alastair Muir Russell and Eileen Alison Russell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self & spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2004

7. Number of shares / amount of stock acquired

37

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£14.778

13. Date of transaction

8 October 2004

14. Date company informed

12 October 2004

15. Total holding following this notification

6,341

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

13 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 7

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,226,898

5. Number of shares issued / allotted under scheme during period:

2,265,123

6. Balance under scheme not yet issued / allotted at end of period

6,961,775

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,177,974

5. Number of shares issued / allotted under scheme during period:

201,762

6. Balance under scheme not yet issued / allotted at end of period

4,976,212

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

7,322,858

5. Number of shares issued / allotted under scheme during period:

89,578

6. Balance under scheme not yet issued / allotted at end of period

7,233,280

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From	1 April 2003	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,842,623

5. Number of shares issued / allotted under scheme during period:

110,908

6. Balance under scheme not yet issued / allotted at end of period

1,731,715

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,158,900

5. Number of shares issued / allotted under scheme during period:

3,302,550

6. Balance under scheme not yet issued / allotted at end of period

2,856,350

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14,000,000 Ordinary Shares of 25p each - Block Listing granted 22 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,716,648

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

9,716,648

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

249,889

5. Number of shares issued / allotted under scheme during period:

1,943

6. Balance under scheme not yet issued / allotted at end of period

247,946

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

33,031

6. Balance under scheme not yet issued / allotted at end of period

216,969

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,143,545,253

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 523 9323

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 8

The Royal Bank of Scotland Group plc

28th October 2004

Ulster Bank Finance plc Euro-Commercial Paper Programme

Ulster Bank Finance plc ("UBF"), a subsidiary of Ulster Bank Limited ("UBL"), is pleased to announce the updating of its Euro-Commercial Paper programme for 2004.

The new UBF programme will be for Euro 5 billion and will be guaranteed by UBL.

Issuance from this programme is expected to commence shortly.

The Royal Bank of Scotland plc acted as programme arranger and will act as dealer.

The programme has been rated F1+ by Fitch Ratings, P-1 by Moody's and A-1+ by Standard and Poors.

(This announcement does not constitute an offer or invitation to subscribe for, or purchase, any securities issued by UBF or UBL and appears as a matter of record only)

Contacts

Ulster Bank Limited

Gerry Murray

Group Treasurer

George's Quay

Dublin 2

Ireland

Tel: 353 1 608 4898

The Royal Bank of Scotland Group plc

Richard O'Connor

Head of Investor Relations

280 Bishopsgate

London

EC2M 4RB

Tel: 020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat